Exhibit 99.3

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 - 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change

May 31, 2007

Item 3 News Release

The news release dated May 31, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO

Item 9 Date of Report

May 31, 2007

PRESS RELEASE
TSX-V: KGN

KEEGAN CORE DRILLING RESULTS EXPAND STRIKE LENGTH OF GOLD MINERALIZATION AT MAIN ZONE TO OVER 3 KM

May 31, 2007, Keegan Resources Inc. (the "Company") is pleased to announce results from seven reconnaissance drill holes designed to test for mineralized extensions of the A-1 fault outside of the resource definition drilling (Main) zone. The reconnaissance holes were large step outs from the existing boundaries of the close spaced reverse circulation drilling currently in progress on the Main Zone. Core holes 15 and 16 were drilled over 900 meters on strike to the southwest of Main Zone. New intercepts include 10 meters @ 1.87 g/t Au in hole 15 and 12 meters @ 2.52 g/t and 15 meters @ 1.03 g/t Au in hole 16. Core holes 21-25 were large step out holes on the north end of the A-1 fault. The drilling intersected 12 meters @ 2.86 g/t Au and 19 meters @ 0.85 g/t Au in core holes 21 and 22 respectively. These two holes are 340 and 640 meters on strike from the existing boundaries of the Main Zone.

These results, in total, suggest that the dense drilling at the Main Zone can be expanded to encounter continuous potentially economic gold mineralization over a three kilometer strike length (please see www.keeganresources.com for a plan map showing the location of these new holes). All of the reconnaissance core holes were drilled with small diameter NQ core. Comparison of NQ core and reverse circulation drilling on the resource definition area shows that the smaller diameter NQ core seriously underestimates the grade relative to reverse circulation drilling. Keegan plans to expand the resource definition drilling area from the Main Zone to encompass these new discoveries.

Table 1. Gold Intercepts from Reconnaissance

Drillholes	from	to	width	grade	Drillholes	from	to	width	grade
KEDD6015	69	79	10	1.87	KEDD6022	13.36	14.4	1.04	4.55
KEDD6015	97	113	16	0.66	KEDD6022	91	96	5	0.64
KEDD6016	31	43	12	2.52	KEDD6022	199	218	19	0.85
including	35	36	1	23.85	KEDD6023	53.67	61	7.33	1.01
KEDD6016	83	98	15	1.03	KEDD6023	243	248	5	2.03
KEDD6021	164	165	1	5.50	KEDD6023	259	264	5	1.51
KEDD6021	210	220	10	0.72	KEDD6025		No significant intercepts
KEDD6021	230	236	6	0.65	KEDD6025	67.2	71.9	4.7	1.39
KEDD6021	275	287	12	2.86	KEDD6025	84	89	5	0.66

Dan McCoy, President and CEO of Keegan states: "These results, together with the continuing success of the resource definition drilling currently taken place on the Main Zone, demonstrate the large immediate upside potential of the Main Zone to eventually deliver a multi-million ounce resource."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. All core samples are carefully measured, logged and split on site and assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana.

QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

Intercepts were calculated using a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than five consecutive samples (five meters) of less than 0.2 g/t within the intercept. All internal intercepts above 10 g/t Au are reported. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at
http://www.keeganresources.com or contact investor relations at
604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.